Mail Stop 3628
                                                                February 12,
2021

     J. Kevin Fletcher
     Chairman, CEO, and Director
     Wisconsin Electric Power Company
     231 West Michigan Street
     P.O. Box 2046
     Milwaukee, Wisconsin 53201

     Scott J. Lauber
     Manager and President
     WEPCo Environmental Trust Finance I, LLC
     231 West Michigan Street
     P.O. Box 2046
     Milwaukee, Wisconsin 53201

             Re:   Wisconsin Electric Power Company
                   WEPCo Environmental Trust Finance I, LLC
                   Registration Statement on Form SF-1
                   Filed January 20, 2021
                   File No. 333-252252 and 333-252252-01

     Dear Messrs. Fletcher and Lauber:

            We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.
 J. Kevin Fletcher
Wisconsin Electric Power Company
Scott J. Lauber
WEPCo Environmental Trust Finance I, LLC
February 12, 2021
Page 2

Registration Statement on Form SF-1

General

    1. We note that throughout the registration statement you refer to the Series Supplement to the indenture. Please explain to us why a series supplement to the indenture is necessary for the issuance of the securities and file a form of series supplement as an exhibit to your registration statement. Otherwise, please delete the references to the series supplement.

    2. Please confirm that no more than 50% of the Environmental Control Property, as measured by dollar volume, will be delinquent as of the measurement date. Refer to Item
       1101(c)(2)(iv) of Regulation AB.

Form of Prospectus

Cover Page of Prospectus

    3. We note on pages 104-105 that the underwriters may engage in overallotment transactions and other similar transactions. Please include disclosure of this option on the cover page of the prospectus pursuant to Item 501(b)(2) of Regulation
S-K.

Risk Factors

Changes to billing, collection and posting practices might reduce the value of your investments in the ETBs, page 17

    4. We note your disclosure that, subject to PSCW approval, there may be changes in billing,
       collection and posting practices that    might make it more difficult
for the Servicer to
       collect the Environmental Control Charges and adversely affect the value of your
       investment in the ETBs.    We also note your disclosure on page 83,
however, that True-
       Up Adjustments to the Environmental Control Charges will be made    to
ensure that the
       aggregate Environmental Control Charges billed for the applicable period will result in
       Environmental Control Charge collections that are sufficient to meet the periodic revenue
       requirement.    Please revise your prospectus as necessary to clarify
how changes to
       billing, collection and posting practices could impact the ETBs in light of the True-Up
       Adjustment process.

    5. Please also tell us what ongoing information you will provide to investors regarding changes to servicing practices that impact bond payments and the True-Up Adjustments including, but not necessarily limited to, reports on Form 10-D.
 J. Kevin Fletcher
Wisconsin Electric Power Company
Scott J. Lauber
WEPCo Environmental Trust Finance I, LLC
February 12, 2021
Page 3

Wisconsin Electric Power Company     The Depositor, Sponsor, Seller and Initial
Servicer

Aging Receivables, page 39

    6. We note your disclosure on page 40 that Wisconsin Electric may charge a customer late fees for late payments. Please revise where appropriate to describe when a payment is late and how you determine when a payment is delinquent. Refer to Item 1100(b)(5) of
       Regulation AB.

Security for the ETBs

Pledge of Collateral, page 67

    7. We note that, in addition to the Environmental Control Property and all related
       Environmental Control Charges, property in the collection account and all of its
       subaccounts will also secure the bonds, including    cash, instruments,
investment property
       or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto. Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule
       190 under the Securities Act.

Part II     Information Not Required in Prospectus

Item 14. Exhibits, page II-3

    8. Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
       Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 J. Kevin Fletcher
Wisconsin Electric Power Company
Scott J. Lauber
WEPCo Environmental Trust Finance I, LLC
February 12, 2021
Page 4

       Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

                                                         Sincerely,

                                                         /s/ Arthur C. Sandel

                                                         Arthur C. Sandel
                                                         Special Counsel
                                                         Office of Structured
Finance


cc:    Eric A. Koontz, Esq.
       Troutman Pepper Hamilton Sanders LLP

       Joshua Erickson, Esq.
       WEC Energy Group Inc.